Exhibit 99.3

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in thousands)

Twelve Months Ended March 31, 2005

FIXED CHARGES:
Interest Expense	$41,662
Amortization of Debt Premium, Discount and Expense	484
Interest Component of Rentals	968

Total Fixed Charges	$43,114

EARNINGS:
Net Income before Dividends on Preferred Stock	$100,214
Add:
Income Taxes Applicable to Utility Operating Income	54,548
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	(973)
Total Fixed Charges	43,114

Total Earnings	$196,903

Ratio of Earnings to Fixed Charges	4.6